UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
GreenShift Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
39571U506
(CUSIP Number)
February 11, 2016
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[_]  Rule 13d-1(b)

	[X]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


SCHEDULE 13G
CUSIP No.
39571U5061
Names of Reporting Persons

Cantor Colburn LLP
EIN: 06-1091957
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only


4
Citizenship or Place of Organization

Connecticut
Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  9,440,539

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  9,440,539

8
  Shared Dispositive Power


  0
9
Aggregate Amount Beneficially Owned by Each Reporting Person

9,440,539
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

9.99%
12
Type of Reporting Person (See Instructions)

OO
Item 1.
(a)	Name of Issuer:
       GreenShift Corp.
(b)	Address of Issuer's Principal Executive Offices:
	5950 Shiloh Road East, Suite N, Alpharetta, Georgia 30005
Item 2.
(a) Name of Person Filing:
Cantor Colburn LLP
(b) Address of Principal Business Office or, if None, Residence:
20 Church Street, 22nd Floor, Hartford, CT 06103
(c) Citizenship:
Connecticut
(d) Title and Class of Securities:
Common Stock
(e) CUSIP No.:
39571U506
Item 3. 	If this statement is filed pursuant to Section 240.13d-1(b)
 or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the Investment
Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule
13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with Rule
13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.	Ownership
(a)	Amount Beneficially Owned:
	9,440,539
 (b)	Percent of Class:
	9.99%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:  9,440,539
	(ii)	Shared power to vote or to direct the vote:  0
(iii) Sole power to dispose or to direct the disposition of:  9,440,539
(iv) Shared power to dispose or to direct the disposition of:  0
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
 percent of the class of securities, check the following [    ].
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
	None
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
	None
Item 8.	Identification and classification of members of the group.
	None
Item 9.	Notice of Dissolution of Group.
	None
Item 10.	Certifications.
	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 19, 2016

/s/ Philmore H. Colburn II
_________________________________
Name:Philmore H. Colburn II
Title:  Managing Partner of Cantor Colburn LLP
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
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